United States securities and exchange commission logo





                              May 24, 2024

       Patrick Caron-Delion
       General Counsel
       Grindrod Shipping Holdings Ltd.
       1 Temasek Avenue
       #10-02 Millenia Tower
       Singapore 039192

                                                        Re: Grindrod Shipping
Holdings Ltd.
                                                            Schedule 13E-3
filed May 14, 2024
                                                            File No. 005-90546

       Dear Patrick Caron-Delion:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. All page references below refer to the Circular to Shareholders attached as Exhibit
       (a)(5)(i) to the Schedule 13E-3.

       Schedule 13E-3 filed May 14, 2024

       3.1 Position of the Non-Participating Shareholders as to Fairness, page SP-5

   1.                                                   Disclosure in this
section and the section entitled    Position of the Company as to Fairness;
                                                        Recommendation of the
Board (other than the Recused Directors)    indicates that the Non-
                                                        Participating
Shareholders and the Company reasonably believe that the Selective Capital
                                                        Reduction is fair to
the    Participating Shareholders.       Participating Shareholders    is
                                                        defined on page A-1 as
all the Shares held by Shareholders other than those held by GF.
                                                        Please note that the
staff considers officers and directors of the Company to be affiliates when considering
whether such reference is sufficiently specific to satisfy Item 1014(a) of
                                                        Regulation M-A. Please
refer to the definition of    affiliate    in Exchange Act Rule 13e-
                                                        3(a)(1). Please advise
whether the phrase    Participating Shareholders    applies to any
                                                        other directors and
officers of the Company who are not affiliated with GF. Disclosure
 Patrick Caron-Delion
FirstName  LastNamePatrick
Grindrod Shipping Holdings Caron-Delion
                           Ltd.
Comapany
May        NameGrindrod Shipping Holdings Ltd.
     24, 2024
May 24,
Page  2 2024 Page 2
FirstName LastName
         regarding the Board   s fairness determination with respect to the
phrase    Participating
         Shareholders,    as opposed to unaffiliated holders of the Company,
may not necessarily
         satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.
3.3 Factors Considered in Determining Fairness, page SP-5

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable detail.
         See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).
         We note that the Non-Participating Shareholders have expressly adopted the analysis and resulting conclusions of the Board. However, it does not appear that such analysis includes the factor described in clause (vi) of the Instructions to
Item 1014 or explain why
         such factor was not deemed material or relevant to either the Board
s or the Non-
         Participating Shareholders    fairness determinations. In addition, if
the procedural
         safeguards in Item 1014(c) and (d) were not considered, please explain why the Board and
         Non-Participating Shareholders believe that the Rule 13e-3 transaction is fair in the absence of such safeguards. In addressing Item 1014(c), please refer to the preceding
         comment regarding the definition of    affiliate    in Exchange Act
Rule 13e-3(a)(1).
Appendix E - Financial Information, page E-1

3. We note that the Schedule 13E-3 incorporates by reference the Company s financial information in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3, and the summary of such information is provided in Appendix E of the Circular to
         Shareholders. Please revise Appendix E to also provide the disclosure described in Item
         1010(c)(5) of Regulation M-A.
Appendix G - Valuation Reports, page G-1

4.       Disclosure on page G-1 (Braemar Valuations) indicates that    the
valuations are provided
         solely for the private use of the addressee and cannot be published, circulated or provided to any third party without the express written agreement of Braemar Valuations Limited
         and that "   the valuations are not to be used in a public document or
a fund-raising
         document without our prior written consent." Disclosure on page G-4, constituting
         Hartland Shipping Services    valuation, indicates that the valuation
is not to be    quoted
         from or referred to in any document or filed with any government agency or other person without the written consent of Hartland Shipping Services Limited. Please disclose in the Offering Circular that both Braemar Valuations and Hartland Shipping Services have consented to the use of their respective materials in the filing.
5.       Disclosure on page G-1 also indicates that    [n]o responsibility can
be accepted for any use
         by any third party, and you will indemnify Braemar Valuations Limited and all associated companies for any loss or damage including all legal expenses arising out of any allegation of reliance on this valuation by such a third party. Disclosure on page G-4
         indicates that Hartland Shipping Services    valuation is    expressed
solely to and is for the
 Patrick Caron-Delion
Grindrod Shipping Holdings Ltd.
May 24, 2024
Page 3
         benefit solely of the person instructing us    and that    [n]o other
party is entitled to rely
         upon the contents herein nor is it to be quoted from or referred to in any document or filed with any government agency or other person without the written consent of Hartland
         Shipping Services Limited.    Please either revise such disclosure to
remove these
         statements or provide the legal basis for the Company's and each
valuation provider   s
         belief that shareholders cannot rely on the valuation to bring state (Singapore) law actions, including a description of any Singapore law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the Board under Singapore law, and the availability of this defense has no effect on the rights and responsibilities of either the respective valuation provider or the Board under the United States federal securities laws.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



FirstName LastNamePatrick Caron-Delion                          Sincerely,
Comapany NameGrindrod Shipping Holdings Ltd.
                                                                Division of
Corporation Finance
May 24, 2024 Page 3                                             Office of
Mergers & Acquisitions
FirstName LastName